

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 10, 2017

Mr. Doron Arazi
Executive Vice President and Chief Financial Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

> **Re:** **Ceragon Networks Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 000-30862**

Dear Mr. Arazi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications